09042956

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-48398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.M. KELLY & COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3900 INGERSOLL AVENUE, SUITE 300
(No. and Street)

DES MOINES (City) IOWA (State) 50312 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DANIEL KELLY 515-221-1133
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTH & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

666 WALNUT STREET, SUITE 1450 (Address) DES MOINES (City) IOWA (State) 50309 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 24 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
10

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID LORBIECKI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.M. KELLY & COMPANY, as of SEPTEMBER 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

FINOP

Title

6-15-2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (O) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

ROTH & COMPANY, P.C.

Certified Public Accountants

Jay Anderson
Tim Breitbach
Jerry Carlson
Greg Clausen
Wayne Floerchinger
Les Heimsoth
Joseph Kristan
Doug Ross
Ross Smith

666 Walnut Street, Suite 1450
Des Moines, Iowa 50309-3918

(515) 244-0266
FAX (515) 288-8350

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
D.M. Kelly & Company
Des Moines, Iowa

We have audited the accompanying consolidated statements of financial condition of D.M. Kelly & Company as of September 30, 2009 and 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. The statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on the statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated statements of financial condition referred to above present fairly, in all material respects, the financial position of D.M. Kelly & Company as of September 30, 2009 and 2008 in conformity with accounting principles generally accepted in the United States of America.

Roth & Company, P.C.

Des Moines, Iowa
November 20, 2009

D.M. KELLY & COMPANY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2009 AND 2008

	2009	2008
ASSETS		
Cash and cash equivalents	$ 16,414	$ 15,806
Receivables:		
Clearing organization	1,071,767	3,587,073
Other	28,524	23,079
Marketable securities owned, at fair value	5,857,480	2,269,469
Notes receivable	319,153	242,938
Other assets	200	200
Income taxes receivable	28,326	-
Deferred income taxes	149,600	180,500
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization 2009 $422,055 and 2008 $325,100	903,127	983,556
Total	$ 8,374,591	$ 7,302,621
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accrued salaries and benefits	$ 250,965	$ 186,468
Payable to clearing organization	1,339,881	-
Other accrued liabilities	8,526	2,742
Current income taxes	-	26,308
Note payable-related party	-	600,000
Total liabilities	1,599,372	815,518
STOCKHOLDERS' EQUITY		
Common stock-voting, no par value; 500,000 shares authorized, 1,000 shares issued and outstanding	36,254	36,254
Common stock-nonvoting, no par value; 1,000,000 shares authorized, 19,400 shares issued and outstanding	782,858	782,858
Note receivable for the purchase of common stock	(94,040)	(94,040)
Retained earnings	6,050,147	5,762,031
Total stockholders' equity	6,775,219	6,487,103
Total	$ 8,374,591	$ 7,302,621

See notes to consolidated statements of financial condition.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
D.M. Kelly & Company and its subsidiary (collectively, the Company) conduct business as a broker/dealer in securities. The Company primarily serves individual and institutional customers in the Midwestern region of the United States and has offices in Iowa and Montana.

The consolidated financial statements include the accounts of D.M. Kelly & Company and its wholly-owned subsidiary. All material intercompany balances have been eliminated in consolidation.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The following is a summary of the Company's significant accounting policies:

Risks and Uncertainties
The Company’s marketable securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that change in the value of the securities will occur in the near term and that such changes could materially affect the Company’s financial condition.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash held in bank accounts.

Securities Transactions
Commission revenue and related expenses are recorded on the trade date basis. Marketable securities are carried at fair value, and securities not readily marketable are carried at estimated fair value as determined by management. Unrealized gains and losses are included in earnings of the reporting period.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Furniture and equipment are depreciated by the straight-line method over estimated useful lives of 5 to 10 years. Leasehold improvements are amortized by the straight-line method over 15 years.

Income Taxes
The Company and its subsidiary file a consolidated federal income tax return. Income taxes are provided to recognize the amount of taxes payable for the current year and deferred tax assets or liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns.

Subsequent Events
In the normal course of preparing the Company's consolidated financial statements, management reviews events that occur after the consolidated statement of financial condition date (September 30, 2009) for potential recognition or disclosure in the financial statements. Management has evaluated subsequent events through November 20, 2009, which is the date the financial statements were available to be issued.

New Accounting Pronouncement
In the 2009 fiscal year, the Company adopted the provisions of Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS 157). This Statement defines fair value, establishes a framework for measuring fair value in U.S. generally accepted accounting principles, and expands disclosures about fair value measurements. The adoption of this standard did not have any effect on the Company's financial statements at the date of adoption.

2. RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATION

Receivable from and payable to clearing organization consists of the following as of September 30, 2009 and 2008.

	2009	2008
Receivable from clearing organization:		
Clearing deposit, net of securities purchased	$ -	$1,449,708
Cash in brokerage accounts	258,336	1,687,854
Other	813,431	449,511
Total	$1,071,767	$3,587,073
Payable to clearing organization:		
Clearing deposit, net of securities purchased	$1,339,881	$ -

3. SECURITIES OWNED

Marketable securities owned consist of trading and investment securities at fair values. These securities as of September 30, 2009 and 2008 are summarized as follows:

	2009	2008
Federal obligations	$173	$59,893
State and municipal obligations	4,561,190	493,417
Corporate equities	1,234,823	1,706,728
Corporate obligations	61,294	9,431
Total marketable securities	$5,857,480	$2,269,469

In accordance with SFAS No. 157, the Company groups its financial assets measured at fair value in three levels, based on markets in which these assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models and similar techniques.

When available, the Company uses quoted market prices in active markets to determine the fair value of securities. Such instruments are classified within Level 1 of the fair value hierarchy. Examples include exchange-traded equity securities.

When instruments are traded in secondary markets and quoted market prices do not exist for such securities, the Company generally relies on internal valuation techniques or on prices obtained from independent vendors. Vendors compile prices from various sources and often apply matrix pricing for similar securities when no price is observable. Securities measured with these internal valuation techniques are generally classified within Level 2 of the hierarchy and often involve using quoted market prices for similar securities, pricing models or discounted cash flow analyses using inputs observable in the market where available. Examples include corporate bonds and U.S. Government agency securities.

Where significant inputs are unobservable in the market due to limited activity or a less liquid market, securities valued using models with such inputs are classified in Level 3 of the fair value hierarchy.

The balances of assets measured at fair value as of September 30, 2009, are as follows.

	Level 1	Level 2	Level 3	Total
Marketable securities	$1,234,823	$4,622,657	$ -	$5,857,480

4. NOTES RECEIVABLE

Notes receivable as of September 30, 2009 and 2008, are summarized as follows:

	2009	2008
Forgivable notes-deferred compensation	$94,500	$12,000
Real estate mortgages, related parties	224,653	230,938
Total	$319,153	$242,938

The forgivable notes - deferred compensation were issued in connection with deferred compensation agreements executed with certain employees. If the employees are continuously employed, annual payments required by the loan agreements are forgiven on each due date. Expense incurred in connection with the forgivable notes is recognized ratably over the service periods. At September 30, 2009, maturity dates of the forgivable notes range from July 2010 to July 2019, and interest rates range from 1.94% to 4.36%. Aggregate annual maturities of the forgivable notes in the years ending September 30 are as follows: 2010, $4,000; 2011, $4,000, 2012, $4,000; 2013, $0; 2014, $7,500; and thereafter $75,000.

The real estate mortgages are due from related parties and mature in 2010 through 2012. At September 30, 2009, the notes bear interest at rates from 2.55% to 4.02%, with monthly principal and interest payments aggregating $1,099.

5. NOTE PAYABLE – RELATED PARTY

The Company had an unsecured note payable to a related party that was retired during the year ended September 30, 2009.

6. CAPITAL STOCK

In July 2007, the Company entered into a stock purchase agreement and issued 400 shares of Common Nonvoting stock in exchange for a note receivable in the amount of $94,040. The note matures July 2017 and interest at 4.91% is due in July of each year.

7. INCOME TAXES

Deferred income tax assets (liabilities) as of September 30, 2009 and 2008 consist of the following components:

	2009	2008
Unrealized losses on securities owned, held for investment	$117,600	$144,000
Deferred compensation	19,200	11,800
Charitable contribution carryforward	-	7,300
Profit sharing	43,200	37,800
Other	(30,400)	(20,400)
Total deferred income tax assets	$149,600	$180,500

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2009, the Company had net capital of $4,287,362, which was $4,037,362 in excess of its required net capital of $250,000. At September 30, 2009, the Company's percentage of aggregate indebtedness to net capital was 37%.

9. COMMITMENTS

The Company has entered into lease and license agreements covering computer hardware and software, and market data services. These agreements expire on various dates through the fiscal year ending September 2010. The various lease and license agreements contain provisions for renewals and clauses for early termination charges.

The Company leases its primary office facilities that are located in a building 50% owned by a related party. The Company's lease expires in January 2013 and calls for a monthly base rent and additional amounts for operating expenses.

The Company leases another office facility under a lease that expires in February 2012.

Future minimum lease payments for years ending September 30 are as follows: 2010, $192,544; 2011, $165,703; 2012, $152,828 and 2013, $12,359.

10. OFF-BALANCE- SHEET RISK

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer, First Clearing, LLC. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to those transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

11. PENSION AND PROFIT-SHARING PLANS

The Company has a qualified profit-sharing plan with a 401(k) deferred compensation provision covering all employees who have met certain eligibility requirements. The contribution rate under the pension plan is based on certain percentages of the employees' eligible compensation. The profit-sharing plan provides for contributions by the Company in such amounts as the Board of Directors may determine.

ROTH & COMPANY, P.C.

Certified Public Accountants

Jay Anderson
Tim Breitbach
Jerry Carlson
Greg Clausen
Wayne Floerchinger
Les Heimsoth
Joseph Kristan
Doug Ross
Ross Smith

666 Walnut Street, Suite 1450
Des Moines, Iowa 50309-3918

(515) 244-0266
FAX (515) 288-8350

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Board of Directors
D.M. Kelly & Company
Des Moines, Iowa

In planning and performing our audit of the consolidated financial statements of D.M. Kelly & Company (the Company), as of and for the year ended September 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Roth + Company, P.C.

Des Moines, Iowa
November 20, 2009

D.M. KELLY & COMPANY

Consolidated Statements of Financial Condition And Independent Auditors' Report On Internal Control

September 30, 2009 and 2008

D.M. KELLY & COMPANY

Report on Applying Agreed-Upon Procedures
September 30, 2009

ROTH & COMPANY, P.C.

Certified Public Accountants

Jay Anderson
Tim Breitbach
Jerry Carlson
Greg Clausen
Wayne Floerchinger
Les Heimsoth
Joseph Kristan
Doug Ross
Ross Smith

666 Walnut Street, Suite 1450
Des Moines, Iowa 50309-3918

(515) 244-0266
FAX (515) 288-8350

Independent Accountants' Report
on Applying Agreed-Upon Procedures

To the Board of Directors
D.M. Kelly & Company
Des Moines, Iowa

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended September 30, 2009, which were agreed to by D.M. Kelly & Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively, the specified parties), solely to assist you and the other specified parties in evaluating D.M. Kelly & Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). D.M. Kelly & Company 's management is responsible for the D.M. Kelly & Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries on January 15, 2009 noting no differences.

2. Compared the amounts reported on the Form X-17-A5 for the quarters ended June 30, 2009 and September 30, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended September 30, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers for Mutual Fund Related Trades, Clearing Fees, Gains on Investment Accounts and Interest Earned on Customer Securities Accounts noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opionion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Roth & Company, P.C.

November 20, 2009

SIPC-7T

(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(27-REV 3/09)

COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-048398 FINRA SEP
D.M. KELLY & COMPANY
3900 INGERSOLL AVE STE 300
DES MOINES IA 50312-3535

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Daniel M. Kelly 515-221-1133

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 4,471

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150)

01-15-2009
Date Paid

C. Assessment balance due 4,321

D. Interest computed on late payment (see instruction E) for ______ days at 20% per annum Ø

E. Total assessment balance and interest due (or overpayment carried forward) $ 4,321

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 4,321

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

D.M. Kelly & Company
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 18th day of November, 2009.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 09-30, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,544,246
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	204,606
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	73,979
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	414,503
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 62,932	
Enter the greater of line (i) or (ii)	62,932
Total deductions	756,020
2d. SIPC Net Operating Revenues	$ 1,788,226
2e. General Assessment @ .0025	$ 4,471

(to page 1 but not less than $150 minimum)

D.M. KELLY
& COMPANY

November 20, 2009

Via UPS

SEC Mail Processing
Section

NOV 24 2009

Washington, DC
110

Mr. David Carr
FINRA Regulation Inc.
120 West 12th Street
Suite 800
Kansas City, MO 64105

RE: D.M. Kelly & Company CRD #38770
Certified Annual Audit Filing

Dear Mr. Carr:

With regard to the above captioned matter, enclosed please find the Annual Audited Financials for D.M. Kelly & Company for your review. Please find SEC Form X-17A-5, Part III attached to the Annual Audit.

D.M. Kelly & Company has also forwarded copies of the Annual Audit to the SEC Principal Office, the SEC Regional Office and the FINRA Principal Office as required by SEC Rule 17a-5.

If you have any questions regarding this matter, please do not hesitate to contact me directly.

Sincerely,

David P. Lorbiecki
Financial Operations Principal

DPL/kch
Enclosures (as stated)
Cc: SEC, Washington, D.C.
SEC, Chicago, IL
FINRA, Rockville, MD